Exhibit 99.2

Pharvaris Appoints David Nassif, J.D., as Chief Financial Officer

Zug, Switzerland, April 10, 2024 – Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin-B2-receptor antagonists to treat and prevent hereditary angioedema (HAE) attacks, today announced the appointment of David Nassif, J.D., as Chief Financial Officer, effective April 15, 2024. In this role, he will be responsible for refining and implementing Pharvaris’ corporate financial strategy and activities including financial reporting and operations. Mr. Nassif joins Pharvaris with more than 30 years of experience in financial management, strategic planning, mergers and acquisitions, investor relations, legal, and capital allocation, having held multiple executive financial management roles in development-stage, commercial-stage, public and private companies.

“David expands Pharvaris’ leadership capabilities as we become a late-stage biotech company with an exciting pipeline and strong commercial potential,” said Berndt Modig, Chief Executive Officer of Pharvaris. “David’s experience, capabilities, and strong track record will help drive our financial strategy, deliver on key strategic priorities, and build shareholder value. He will work closely on investor relations and corporate strategy with Morgan Conn, our Chief Business Officer. We are looking forward to benefiting from David’s operational and transactional expertise in support of our future growth.”

Mr. Nassif continued, “The progress Pharvaris has made to date demonstrates the strength of the leadership, the expertise of the talent throughout the company, and the potential of deucrictibant to positively impact the lives of people living with HAE. I look forward to providing my perspective and experience to contribute to the strategic growth of the company.”

Mr. Nassif serves as Chief Executive Officer, Chief Financial Officer, and Board Member at Sio Gene Therapies, where he raised $165 million in equity and was responsible for all finance, accounting, tax, treasury, legal, and SEC compliance and reporting activities. Sio is in dissolution and is returning significant capital to its stockholders. Prior to joining Sio Gene, Mr. Nassif was Executive Vice President and Chief Financial Officer of SteadyMed Therapeutics, where he was instrumental in the company’s initial public offering in 2015 and its acquisition by United Therapeutics in August 2018. Over his career, Mr. Nassif has served as the Chief Financial Officer of Histogen, Zogenix, Amphastar Pharmaceuticals, and RealAge. Earlier, Mr. Nassif held various positions with Cypros Pharmaceuticals, where he was instrumental in leading its merger with Ribogene to form

Questcor Pharmaceuticals. He holds a B.S. in finance and management information systems with honors from the University of Virginia and a J.D. from the University of Virginia School of Law.

About Pharvaris

Building on its deep-seated roots in HAE, Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin-B2-receptor antagonists to treat and prevent HAE attacks. By directly pursuing this clinically proven therapeutic target with novel small molecules, the Pharvaris team aspires to offer people with all sub-types of HAE efficacious, safe, and easy-to-administer alternatives to treat attacks, both on-demand and prophylactically. The company brings together the best talent in the industry with deep expertise in rare diseases and HAE. For more information, visit https://pharvaris.com/.

Forward-Looking Statements

This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules (PHVS416) and deucrictibant extended-release tablets (PHVS719), which are in late-stage global clinical trials; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1 and CHAPTER-1 Phase 2 study in ongoing and future nonclinical studies and clinical trials; risks arising from epidemic diseases, such as the COVID-19 pandemic, which may adversely impact our business, nonclinical studies, and clinical trials; the outcome and timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact
Maggie Beller

Executive Director, Head of External and Internal Communications

maggie.beller@pharvaris.com